Exhibit (a)(5)(X)

(Informal English Translation)

Mylan N.V. (the “Offeror”)	Perrigo Company plc (the “Company”)

Pursuant to the Securities Regulations (Tender Offer), 5760-2000 (the “Tender Offer Regulations”), the following are:

Outline for an Ordinary1 Tender Offer by the Offeror for the Purchase of Ordinary shares, EUR 0.001 par value per share, of the Company (the “Shares”), that are held by the shareholders of the Company (the “Offerees”) in consideration for USD 75.00 subject to withholding tax, and without interest, plus 2.3 ordinary shares, EUR 0.01 par value per share, of the Offeror for each share of the Company tendered, in accordance with the conditions set out in these Specifications and those set forth in the prospectus/offer to exchange dated September 14, 2015 (the “Prospectus/Offer to Exchange”) and the related letter of transmittal (the offer reflected by such terms and conditions, as they may be amended or supplemented from time to time, constitutes the “Tender Offer”).

The Company is incorporated in Ireland and its shares are listed for trading on the Tel Aviv Stock Exchange Ltd. (“TASE”) and on the New York Stock Exchange. Therefore, the Tender Offer is subject to the laws of the U.S. and Ireland, and is subject to the Tender Offer Regulations in respect of its offering documents addressed to holders of shares of the Company in Israel that are listed on the Tel Aviv Stock Exchange. Pursuant to an exemption granted by the Israel Securities Authority (the “ISA”), in accordance with its authority under regulation 27 of Tender Offer Regulations, this outline (with the exception of this cover) shall be identical to the Prospectus/Offer to Exchange, which also contain details that are not required under the Tender Offer Regulations. Pursuant to an exemption granted by the ISA, the Offeror did not deposit any guarantee with a TASE member, and no TASE member is guaranteeing the Offeror’s obligations under the Tender Offer. The Tender Offer is fully financed and not subject to any financing condition or contingency. For details with respect to the financing of the Tender Offer, see pp. 79-81 in the Prospectus/Offer to Exchange.

From the date of this outline until the Last Date of Acceptance (as defined below) and during the Late Acceptance Period (as defined below), each of the offerees may give notice of his position with respect to the Tender Offer in a notice of consent (the “Notice of Consent”), as set out below:

•	A shareholder of the Company, who holds his shares via a TASE member, and who wishes to accept the Tender Offer, shall be required to do so via a TASE member at which his security deposit is held, and the TASE member shall give notice of such to Israel Brokerage & Investments I.B.I Ltd. Ltd. (the “Israeli Coordinator of the Offer”) at its offices at 9 Ahad Ha’am St., Migdal Shalom, 21th Floor, Tel Aviv 6525101. Additional details of the methods of contacting the Israeli Coordinator of the Offer and the dates thereof appear on the last page of this outline.

•	A shareholder of the Company who does not hold his shares via a TASE member, including a registered shareholder, who wishes to accept the Tender Offer, must do so via the Exchange Agent (American Stock Transfer & Trust Company, LLC), as set out in the “Procedure for Tendering” section of the Prospectus/Offer to Exchange.

[1]	Note – the term “ordinary” tender offer is meant to distinguish from a “special tender offer”, which is a term only applicable to certain tender offers for companies organized under Israeli law.

The results of the Tender Offer, as set out in the “Announcement of Results of the Offer” section of the Prospectus/Offer to Exchange, shall be determined whilst taking into account the total number of shares included in the acceptance notices delivered to the Exchange Agent (including through the Israeli Coordinator of the Tender Offer).

In addition, as set forth in “The Offer” chapter, in “the Extension Termination and Amendment” section of the Offer to Exchange, the Offeror has reserved the right, in its sole discretion, at any time or from time to time, to the fullest extent permitted by law, to terminate the Tender Offer without accepting for exchange of, or exchanging, the Company’s ordinary shares if any of the conditions referred to in the “Certain Conditions of the Offer” section of the Offer to Exchange have not been satisfied, and it shall report such termination of the Tender Offer to the Israeli Securities Authority and to TASE and shall, within two business days of the date of such report to the Israeli Securities Authority publish a notice of termination of the Tender Offer and the circumstances thereof in two daily newspapers in broad circulation that are published in Israel in the Hebrew language.

The Last Date of Acceptance for the delivery of Notices of Consent to the Tender Offer shall be November 13, 2015, at 15:00 (Israel time) (the “Last Date of Acceptance”). As set forth in “The Offer” chapter, in the “Extension, Termination and Amendment” section, extension of the Acceptance Period is subject to the approval of the Irish Takeover Panel, and the Offeror reserves the right to make an application for extension as aforesaid. Notwithstanding the aforesaid, if after the Last Date of Acceptance, the Company gives notice that the minimum acceptance condition as set forth in the Prospectus/Offer to Exchange has been fulfilled and the offer has become unconditional in all respects, the offer shall remain open for an additional acceptance period of at least 14 days (the “Late Acceptance Period”).

Pursuant to section 10(b)(1) of the Tender Offer Regulations, the following are details of the highest share price and the lowest share price of Perrigo in each of the twelve months preceding the date of this outline, as published by TASE, i.e., during the period between November 2014 and the date of these Specifications, taking into account any payment of dividends or bonus shares, split, capital consolidation or offer by way of rights (prices are in Agorot [NIS 0.01]):

Month	High	Date	Low	Date
November 2014	61,991.39	30.11.2014	58,369.08	6.11.2014
December 2014	65,834.65	22.12.2014	59,575.62	14.12.2014
January 2015	66,932.74	8.1.2015	59,805.22	29.1.2015
February 2015	60,663.72	26.2.2015	57,479.30	10.2.2015
March 2015	69,634.04	22.3.2015	61,552.86	3.3.2015
April 2015	81,011.63	15.4.2015	64,179.99	5.4.2015
May 2015	76,816.20	19.5.2015	72,321.10	5.5.2015
June 2015	75,258.59	4.6.2015	69,781.60	30.6.2015
July 2015	73,129.76	30.7.2015	68,802.14	8.7.2015
August 2015	75,878.24	18.8.2015	69,961.50	24.8.2015
September 2015	71,560.00	3.9.2015	60,820.00	29.9.2015
October 2015	64,000.00	19.10.2015	60,000.00	8.10.2015

The average price of the share in days of trading on TASE over the six months preceding the date of this outline, i.e., between April 27, 2015 and October 27, 2015 is approximately 70,478.96 Agorot per share. The ratio between the average price per share and the consideration offered, based on the share price offered and the US dollar exchange rate on October 27, 2015 is 3%.

For further details, including with respect to the obligations that the Offeror has undertaken with respect to the listing of its shares for trading on TASE, see the Prospectus/Offer to Exchange that is attached to this outline.

Date of Outline: October 29, 2015

The directors of Mylan N.V. (“Mylan”) accept responsibility for the information contained in this communication, save that the only responsibility accepted by the directors of Mylan in respect of the information in this communication relating to Perrigo Company plc (“Perrigo”), Perrigo’s subsidiaries and subsidiary undertakings, the Perrigo board of directors and the persons connected with them, which has been compiled from published sources, has been to ensure that such information has been correctly and fairly reproduced or presented (and no steps have been taken by the directors of Mylan to verify this information). To the best of the knowledge and belief of the directors of Mylan (who have taken all reasonable care to ensure that such is the case) the information contained in this communication is in accordance with the facts and does not omit anything likely to affect the import of such information.